# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AMASS Brands Inc., CIK 0001851491
CUSIP: 02312L102
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 860 E Stowell Road, Santa Maria, California (CA), 93454
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002162672

## Reporting persons
- Z1967 Limited: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 871,227; shared voting power 0; sole dispositive power 871,227; shared dispositive power 0; aggregate amount beneficially owned 871,227 (7.5% of the class)
  Comment: Row 11 footnote - (1) Based on 11,605,081 shares of Common Stock, $$0.00001 par value, issued and outstanding as of June 29, 2026, as reported in the Issuer's 10-Q for the quarterly period ended June 30, 2026.

## Item 1. Issuer
Name of issuer: AMASS Brands Inc.
Address of issuer's principal executive offices: 860 E Stowell Road, Santa Maria, CA 93454

## Item 2. Person Filing
Name of person filing: Z1967 Limited
Address of principal business office or, if none, residence: 25 Duxton Hill #02-01, Singapore 089608
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 871,227
Percent of class: 7.5%
Sole power to vote or to direct the vote: 871,227
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 871,227
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Z1967 Limited: /s/ Glenn Stuart Barnett, Glenn Stuart Barnett, Director (11/05/2026)